August 13, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Commissioners:

We were previously the principal accountants for Infrax Systems, Inc. and we have not provided any audit services to Infrax Systems, Inc. on any financial statements.  On August 13, 2010, we were dismissed as the principal accountants.

We have read the Company's statements included under Item 4.01 of its Form 8-K.  We agree with the statements concerning our Firm in Item 4.01 of the Form 8-K.  We have no basis on which to agree or disagree with other statements made in the Form 8-K.

Very truly yours,

/s/ Meeks International, LLC
Meeks International, LLC
Tampa, Florida